FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Introduces TrueBlue™ Blueberry/Acai

Vancouver, Canada, July 31, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce the introduction of TrueBlue™ Blueberry/Acai.

TrueBlue™ Blueberry/Acai combines all the great taste and health benefits of two of nature’s most healthy and powerful fruits. Studies have shown that Acai (ah-SAH-ee) –the little purple berry from the Brazilian rainforest – is one of the most nutritious foods in the World. Harvested from the Amazonian palm tree, Acai tastes like a blend of berries and chocolate which mixes particularly well with the great flavor of TrueBlue™ Blueberries. Acai berries are full of antioxidants, amino acids and essential fatty acids. Oprah refers to Acai as “nature’s perfect energy fruit” and has named it one of her 10 “Superfoods”.
(http://www.oprah.com/health/beauty/health_beauty_superfood.jhtml).

Leading Brands Chairman and CEO, Ralph McRae said: “Blueberry/Acai is a perfect and natural extension to the growing TrueBlue™ Blueberry Juice brand. Blueberries are not only high in antioxidants but have also been found to reduce cholesterol and improve eyesight and brain function. The combination of flavors and important health benefits delivers an extremely appealing and unique new product to our customers.”

Now with six great flavors, including Blueberry, Blueberry/Blackberry, Blueberry/Pomegranate, Blueberry/Cranberry, Blueberry/Raspberry, Blueberry/Acai and two flavors of calorie-reduced LiteBlue™, the TrueBlue brand continues to grow. ”

TrueBlue™ Blueberry/Acai should be available for shipping in both the US and Canada before the end of Summer. Please contact your Leading Brands sales representative for your order. Check out TrueBlue™ at www.trueblueberry.com.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE™ Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com